One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Stephanie Capistron stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

April 27, 2020

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”), SEC File Numbers 033-12289 and 811-05038

Dear Ms. Rossotto:

This letter responds to the comments you provided to Antonio Fraone and me in a telephonic discussion on April 13, 2020 and in a subsequent discussion with me on April 24, 2020, with respect to your review of Post-Effective Amendment No. 57 (“PEA No. 57”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 26, 2020. PEA No. 57 pertains to each series of the Registrant (each a “Fund” and collectively the “Funds”) and was filed pursuant to Rule 485(a) under the Securities Act of 1933 in connection with the annual update to the Funds’ registration statement. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Significant market events have occurred since this 485(a) was filed as a result of the COVID-19 pandemic. Please consider whether the disclosures with respect to the Funds, including risk disclosures, should be revised based on how these events are affecting the Funds and their investments. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response:   Since filing the 485(a) filing, Registrant has updated the “Market Risk” disclosure throughout the registration statement. Please see Appendix A attached to this letter for the updated disclosure.

2.	Comment: Several of the Funds include a separate line item for “Acquired Fund Fees and Expenses” in their “Annual Fund Operating Expenses” table but do not include disclosure relating to investments in other investment companies in their principal investment strategy sections. Specifically, the “Annual Fund Operating Expenses” table in the “Summary Section” for the Clearwater Core Equity Fund includes a line item for “Acquired Fund Fees and Expenses” but there is no corresponding disclosure in the Fund’s principal investment strategy section. Please add the appropriate disclosure or explain why it is not needed.

Response:  Each of the Clearwater Tax-Exempt Bond Fund and the Clearwater International Fund report “Acquired Fund Fees and Expenses” in their respective “Annual Fund Operating Expenses” tables. The Registrant notes that the “Principal Investment Strategies” disclosure for the Clearwater Tax-Exempt Bond Fund and the Clearwater International Fund each include references to investments in other investment companies. Further, the Clearwater Core Equity Fund and the Clearwater Small Companies Fund do not report any “Acquired Fund Fees and Expenses” and do not intend to invest in other investment companies as part of their principal investment strategies. Registrant notes, however, that “Investing in Investment Companies and Other Pooled Investment Vehicles Risk” is included in the “Additional Risks of Investing in the Fund” section of the “Clearwater Core Equity Fund” and “Clearwater Small Companies Fund” sections of the Prospectus. Accordingly, the Registrant respectfully declines to make the requested change.

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3.	Comment: In the third paragraph of the “Principal Investment Strategies” section for the Clearwater Core Equity Fund, it is disclosed that AQR Capital Management, LLC, one of the Fund’s sub-advisers, will invest “under normal market conditions, at least 80% of the net assets, plus the amount of any borrowings for investment purposes, of the portion of the Fund it manages in equity or equity-related securities.” Please explain what is meant by “equity-related securities” and, if this includes derivatives, please disclose such derivatives with specificity. In this regard, the Staff notes that “Derivatives Risk” is listed as a principal risk and refers to futures contracts. The Staff notes that, for each principal risk, there should be corresponding strategy disclosure.

Response:  The Registrant confirms that “equity-related securities” includes certain derivatives, such as futures contracts. Accordingly, the “Principal Investment Strategies” disclosure for the Clearwater Core Equity Fund has been revised as follows:

AQR’s strategy invests, under normal market conditions, at least 80% of the net assets, plus the amount of any borrowings for investment purposes, of the portion of the Fund it manages in equity or equity-related securities (including futures contracts).

The Registrant notes that the related risks are included under the heading “Derivatives Risk.” The Registrant confirms that it believes its principal risk disclosures reflect the principal risks associated with its principal investment strategies.

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4.	Comment: The “Principal Investment Strategies” disclosure for the Clearwater Small Companies Fund states that the Fund may invest in convertible securities. If the Fund invests in contingent convertible securities, please consider what, if any, disclosure is appropriate.

Response:  The Clearwater Small Companies Fund invests a small portion (up to less than 1.5%) of its net assets in contingent convertible securities. The “Convertible Securities Risk” included in the “Risk Factors” section of the Statement of Additional Information has been revised as follows:

Convertible Securities Risk. A convertible security generally entitles the holder to receive interest paid or accrued on debt securities or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities generally have characteristics similar to both debt and equity securities. The value of convertible securities tends to decline as interest rates rise and, because of the conversion feature, tends to vary with fluctuations in the market value of the underlying securities. Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. Convertible securities are usually subordinated to comparable nonconvertible securities. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Although convertible securities provide for a stable stream of income, they are subject to the risk that their issuers may default on their obligations. Convertible securities also offer the potential for capital appreciation through the conversion feature, although there can be no assurance of capital appreciation because securities prices fluctuate.

Contingent convertible securities are subject to additional risk factors. A contingent convertible security is a hybrid debt security typically issued by a non-U.S. bank that may be convertible into equity or may be written down if a pre-specified trigger event such as a decline in capital ratio below a prescribed threshold occurs. If such a trigger event occurs, a Fund may lose the principal amount invested on a permanent or temporary basis or the contingent convertible security may be converted to equity. Coupon payments on contingent convertible securities may be discretionary and may be cancelled by the issuer. Holders of contingent convertible securities may suffer a loss of capital when comparable equity holders do not.

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5.	Comment: The Tax-Exempt Bond Fund’s principal investment strategy discloses that the Fund may invest in other investment companies and pooled investment vehicles (including closed-end funds). If the Fund invests in pooled investment vehicles other than closed-end funds, please specify the types.

Response:  The Registrant confirms that the Clearwater Tax-Exempt Bond Fund does not invest in other pooled investment vehicles other than closed-end funds. Accordingly, the “Principal Investment Strategies” disclosure for the Clearwater Tax-Exempt Bond Fund has been revised as follows:

The Fund may invest in closed-end funds that invest in the same types of securities in which the Fund may invest directly.

6.	Comment: The International Fund’s principal investment strategy discloses that the Fund does not intend to invest more than 20% of its net assets in the equity securities of developing or emerging market issuers, but now indicates that WCM Investment Management, LLC, one of the Fund’s sub-advisers, invests in equity securities or depositary receipts of small capitalization companies domiciled outside of the United States, including in emerging and frontier market countries. Please explain whether the 20% limit is still accurate for this Fund given the new language. In addition, please disclose how the Registrant defines “frontier markets.”

Response:   Registrant confirms that the International Fund will not invest more than 20% of its net assets in the equity securities of developing or emerging market issuers. To define “frontier markets,” the Registrant uses the MSCI Frontier Markets 100 Index, which includes Bangladesh, Bahrain, Croatia, Jordan, Kenya, Kuwait, Kazakhstan, Sri Lanka, Morocco, Mauritius, Nigeria, Oman, Pakistan, Romania, Slovenia and Vietnam as of April 2020.

The “Principal Investment Strategies” disclosure for the International Fund in the Prospectus has been revised as follows:

Under normal market conditions, the Fund intends to invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in equity securities of companies organized or located outside the United States and doing a substantial amount of business outside the United States. Equity securities in which the Fund invests include common and preferred stock, sponsored and unsponsored American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts, and exchange-traded funds and other investment companies. The Fund diversifies its investments among a number of different countries throughout the world, and may invest in companies of any size. The Fund does not intend to invest more than 20% of its net assets in the equity securities of developing or emerging market issuers (including frontier market issuers). The Fund defines emerging markets to be markets that are included in the MSCI Emerging Markets Index and defines frontier markets to be markets that are included in the MSCI Frontier Markets 100 Index.

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7.	Comment: With respect to the Clearwater International Fund, consider whether to include specific risk disclosure with respect to American Depositary Receipts, and if they are a principal investment for the Fund, unsponsored American Depositary Receipts.

Response:  Registrant has added additional risk disclosure concerning sponsored and unsponsored American Depositary Receipts for the International Fund. In the “Principal Risks of Investing in the Fund” section of the “Summary Section” for the Clearwater International Fund, the following risk disclosure has been added:

Depositary Receipts Risk: The Fund may invest in foreign securities through American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), and Global Depositary Receipts (GDRs). ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers’ stocks, a Fund can avoid currency risks during the settlement period for either purchases or sales. EDRs and GDRs are securities that are typically issued by foreign banks or foreign trust companies, although U.S. banks or U.S. trust companies may issue them. EDRs and GDRs are structured similarly to the arrangements of ADRs. Investment in Depositary Receipts that are not sponsored by a financial institution (“Unsponsored Depositary Receipts”) is subject to additional risks. The issuers of Unsponsored Depositary Receipts are not obligated to disclose information that is, in the United States, considered material. Therefore, there may be less information available regarding their issuers and there may not be a correlation between such information and the market value of the Unsponsored Depositary Receipts. Further, the prices of Unsponsored Depositary Receipts may be more volatile than the prices of sponsored depositary receipts.

In addition, the disclosure relating to “Depositary Receipts” in the “Other Investments and Investment Strategies” section of the Prospectus has been revised as follows:

Depositary Receipts. The Core Equity Fund and International Fund may invest in foreign securities through American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), and Global Depositary Receipts (GDRs). ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers. However, by investing in ADRs rather than directly in foreign issuers’ stocks, a Fund can avoid currency risks during the settlement period for either purchases or sales. EDRs and GDRs are securities that are typically issued by foreign banks or foreign trust companies, although U.S. banks or U.S. trust companies may issue them. EDRs and GDRs are structured similarly to the arrangements of ADRs. A Fund is permitted to invest in Depositary Receipts that are not sponsored by a financial institution (“Unsponsored Depositary Receipts”). The issuers of Unsponsored Depositary Receipts are not obligated to disclose information that is, in the United States, considered material. Therefore, there may be less information available regarding their issuers and there may not be a correlation between such information and the market value of the Unsponsored Depositary Receipts. Further, the prices of Unsponsored Depositary Receipts may be more volatile than the prices of sponsored depositary receipts.

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8.	Comment: In the “Clearwater Core Equity Fund” section under “Additional Risks of Investing in the Fund,” the Staff notes inclusion of “Investing in Investment Companies and Other Pooled Investment Vehicles Risk.” To the extent the Fund discloses acquired fund fees and expenses in its fee table, consider including this as a principal risk. In addition, please consider adding this disclosure for all Funds, where appropriate, to the extent a Fund discloses acquired fund fees and expenses in its fee table.

Response:   Please refer to Registrant’s response to Comment 2.

*          *          *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie Capistron
Stephanie Capistron

cc:	Karen P. Rau, Clearwater Investment Trust

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Appendix A

In the "Principal Risks of Investing in the Fund" section of the "Summary Section" for each of the Funds, the "Market Risk" disclosure has been revised such that it reads follows:

For the Clearwater Core Equity Fund, Clearwater Small Companies Fund and Clearwater International Fund:

Market Risk: The price of equity securities may fluctuate, sometimes rapidly and unpredictably. Market risk may impact individual securities based on general market or economic conditions and/or real or perceived factors affecting specific industries or individual company fundamentals. These factors may include corporate earnings outlooks, changes in interest rates, investor sentiment, or industry competitive conditions. Additionally, events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also have a significant impact. Equity markets tend to be cyclical, with periods when prices generally rise and periods when prices generally decline, and are also generally more volatile than fixed income markets.

For the Clearwater Tax-Exempt Bond Fund:

Market Risk: The price of fixed income securities may fluctuate, sometimes rapidly and unpredictably. Market risk may impact fixed income securities based on general market or economic conditions. These factors may include government economic outlooks, changes in interest rates, investor sentiment, or changes in government or tax policy. Additionally, events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also have a significant impact.

In the "Principal Risks of Investing in the Fund" sections of the "Clearwater Core Equity Fund," "Clearwater Small Companies Fund" and "Clearwater International Fund" sections of the Prospectus, the "Market Risk" disclosure has been revised as follows:

Market Risk: The price of equity securities may fluctuate, sometimes rapidly and unpredictably. Market risk may impact individual securities based on general market or economic conditions and/or real or perceived factors affecting specific industries or individual company fundamentals. These factors may include corporate earnings outlooks, changes in interest rates, investor sentiment, or industry competitive conditions. Additionally, events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also have a significant impact. The recent spread of an infectious respiratory illness caused by a novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets, including markets for the securities the Fund holds, and may adversely affect the Fund’s investments and operations. The transmission of COVID-19 and efforts to contain its spread could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Equity markets tend to be cyclical, with periods when prices generally rise and periods when prices generally decline, and are also generally more volatile than fixed income markets.

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In the "Principal Risks of Investing in the Fund" section of the "Clearwater Tax-Exempt Bond Fund" section of the Prospectus, the "Market Risk" disclosure has been revised as follows:

Market Risk: The price of fixed income securities may fluctuate, sometimes rapidly and unpredictably. Market risk may impact fixed income securities based on general market or economic conditions. These factors may include government economic outlooks, changes in interest rates, investor sentiment, or changes in government or tax policy. The recent spread of an infectious respiratory illness caused by a novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets, including markets for the securities the Fund holds, and may adversely affect the Fund's investments and operations. The transmission of COVID-19 and efforts to contain its spread could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Additionally, events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also have a significant impact.

In the "Risk Factors" section of the Statement of Additional Information, the "Market Risk" disclosure has been revised as follows:

Market Risk. The price of equity and fixed income securities may fluctuate, sometimes rapidly and unpredictably. Market risk may impact individual securities based on general market or economic conditions and/or real or perceived factors affecting specific industries or individual company fundamentals. These factors may include corporate earnings outlooks, changes in interest rates, investor sentiment, or industry competitive conditions. Additionally, events such as war, acts of terrorism, social unrest, natural disasters, the spread of infectious illness or other public health threats could also have a significant impact. Equity markets tend to be cyclical, with periods when prices generally rise and periods when prices generally decline, and are also generally more volatile than fixed income markets.

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In the aftermath of the 2007-2008 financial crisis, the financial sector experienced reduced liquidity in credit and other fixed income markets, and an unusually high degree of volatility, both domestically and internationally. While entire markets were impacted, issuers that had exposure to the real estate, mortgage and credit markets were particularly affected. The instability in the financial markets led the U.S. Government to take a number of unprecedented actions designed to support certain financial institutions and certain segments of the financial markets. For example, the Dodd-Frank Act, which was enacted in 2010, provides for broad regulation of financial institutions, consumer financial products and services, broker-dealers, over-the-counter derivatives, investment advisers, credit rating agencies and mortgage lending.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such ownership or disposition may have positive or negative effects on the liquidity, valuation and performance of the Funds' portfolio holdings.

In addition, global economies and financial markets are becoming increasingly interconnected, and political, economic and other conditions and events in one country, region, or financial market may adversely impact issuers in a different country, region or financial market. The occurrence of, among other events, natural or man-made disasters, severe weather or geological events, fires, floods, earthquakes, outbreaks of disease (such as COVID-19, avian influenza or H1N1/09), epidemics, pandemics, malicious acts, cyber-attacks, terrorist acts or the occurrence of climate change, may also adversely impact the performance of the Funds and disrupt the processes necessary for a Fund's operations. Such events may result in, among other things, closing borders, exchange closures, health screenings, healthcare service delays, quarantines, cancellations, supply chain disruptions, lower consumer demand, market volatility and general uncertainty. Such events could adversely impact issuers, markets and economies over the short- and long-term, including in ways that cannot necessarily be foreseen. Further, such events can be highly disruptive to economies and markets, significantly disrupt the operations of individual companies (including, but not limited to, the Funds' investment adviser, subadvisers, and third party service providers), sectors, industries, markets, securities and commodity exchanges, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of the Funds' investments. Governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the instruments in which a Fund invests, or the issuers of such instruments, in ways that could also have a significant negative impact on a Fund's investment performance.

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The recent spread of an infectious respiratory illness caused by a novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets, including markets for the securities the Funds hold, and may adversely affect the Funds' investments and operations. The transmission of COVID-19 and efforts to contain its spread have resulted in, among other things: quarantines and travel restrictions, including border closings, strained healthcare systems, event cancellations, disruptions to business operations and supply chains, and a reduction in consumer and business spending, as well as general concern and uncertainty that has negatively affected the economy. These disruptions have led to instability in the market place, including equity and debt market losses and overall volatility, and the jobs market. The impact of COVID-19, and other infectious illness outbreaks, epidemics or pandemics that may arise in the future, could adversely affect the economies of many nations or the entire global economy, the financial well-being and performance of individual issuers, borrowers and sectors and the health of the markets generally in potentially significant and unforeseen ways. In addition, the impact of infectious illnesses, such as COVID-19, in emerging market countries may be greater due to generally less established healthcare systems. This crisis or other public health crises may exacerbate other pre-existing political, social and economic risks in certain countries or globally.